BCS AMERICAS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov 30, 2026
Estimated average burden
hours per response 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51950

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BCS Americas, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
[x] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

230 Park Avenue

(No. and Street)

New York   **NY**   **10169**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Colombo   212 421 7500   Douglas-Colombo@bcsgm.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA

(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Ste 303   Bloomingdale   IL   60108

(Address)   (City)   (State)   (Zip Code)

10-20-2009   **3874**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption See 17
   CFR 240 17a-5(e)(1)(ii), if applicable

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Healy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BCS Americas, Inc _____, as of December 31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Executive Officer

_____
Notary Public

ROGER SEEBALD
Notary Public, State of New York
No. 01SE6235849
Qualified in Suffolk County
Commission Expires February 14, 20 27

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable

BCS AMERICAS, INC.

DECEMBER 31, 2024

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Shareholder of BCS Americas, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BCS Americas, Inc. as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BCS Americas, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BCS Americas, Inc.'s management. Our responsibility is to express an opinion on BCS Americas, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BCS Americas, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as BCS Americas, Inc.'s auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 14, 2025

BCS AMERICAS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	1,824,072
Due from clearing organizations		605,034
Other assets		39,085
Total assets	$	2,468,191

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accrued expenses	$	17,607
Total liabilities		17,607

Commitments and contingencies

Shareholder's equity:

Preferred stock - no par value; 500 shares authorized, none issued		
Common stock - no par value; 500 shares authorized, 187 shares issued and outstanding		11,500
Additional paid in capital		18,500,000
Accumulated deficit		(16,060,916)
Total shareholder's equity		2,450,584
Total liabilities and shareholder's equity	$	2,468,191

BCS AMERICAS, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

BCS Americas, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business under the name of BCS Global Markets. The Company is also a member of the New York Stock Exchange, LLC and the NYSE American, LLC. The Company provides brokerage and investment services as an introducing broker for U.S. institutional clients investing in Russia and the Commonwealth of Independent States. On June 29, 2016, the Company was acquired by FG BCS Limited (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fixed assets, net
Depreciation of computer and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Estimated useful lives of the computer and equipment are from five to seven years.

Income taxes
Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes. In addition, the Company has temporary differences relating to net operating loss carryforwards.

Concentration of risk
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. At December 31, 2024, the Company maintained $1,574,072 in excess of FDIC insurance limits.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Agency commissions

The Company earns commission revenue by acting as an agent on behalf of customers. The Company's performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research fees

The Company provides research on Russian based stocks and bonds to U.S. based institutional investors. The Company is compensated and receives its fee income via payments directly from clients. The revenue is recognized at the point in time that the performance under the arrangement is completed, which is when the research is utilized by the customer and the customer advises the Company of its usage.

Trading gains (losses)

Trading gains and losses are recorded on trade date and are reported on a net basis. Trading gains and losses are comprised of changes in the fair value of financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value. Included in trading gains are net gains and losses on U.S. and foreign stocks. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition *(continued)*

Rights and obligations
The Company has no obligations for returns or refunds and offers no warranties or guarantees.

Credit Losses
The Company recognizes and measures credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

Adoption of new accounting standards
The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that The Company operates as one operating segment. For further discussion refer to Footnote 9, Reportable Segments.

3. **FIXED ASSETS, net**

As of December 31, 2024, fixed assets consist of the following:

Computer and office equipment	$	68,328
Less: accumulated depreciation		68,328
	$	0

4. **CLEARANCE AGREEMENT**

The Company has entered into an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. As of December 31, 2024, the balance consisted of monies held at the clearing brokers in the amount of $605,034 on the Statement of Financial Condition as Due from clearing organizations, which includes Velocity Clearing which is a new relationship. The $500,000 clearing deposit at Pershing is no longer an allowable asset as the clearing agreement has expired.

5. **INCOME TAXES**

At December 31, 2024, the Company had remaining net operating loss carryforwards ("NOL's"), which are available to offset future taxable income of approximately $6,100,000. The carryforwards resulted in a deferred tax asset of approximately $2,000,000 at December 31, 2024, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. The valuation allowance increased by approximately $200,000 during the year ended December 31, 2024. In the current year the Company increased the net operating loss carryforwards by approximately $600,000.

As a result of a change in ownership in 2017, the Company's net operating loss carryforwards are limited pursuant to section 382 of the Internal Revenue Code. As a result, the net operating loss carryforwards and the resulting deferred tax asset and valuation allowance have been reduced to reflect this limitation.

Uncertain tax positions
The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits, as it has no known tax positions that would subject the Company to any material income tax exposure. The tax years that remain subject to examination are the periods beginning on January 1, 2021 for all major tax jurisdictions.

6. **COMMITMENT AND CONTINGENCIES**

In January 2023, the Company entered into a one-year lease agreement for new office space, expiring in January 2024. The Company is still working under that lease.

As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations. The Company is not currently involved in any legal proceedings or investigations.

It should be noted that due to the military situation in the Ukraine, sanctions against Russia have affected the revenue of the firm in a negative way.

The accompanying financial statement have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of $16,060,916 as of December 31, 2024.

7. OFF-BALANCE SHEET RISK

The Company may be liable for charge backs on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off balance sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations, if any, in the financial statement at year-end, at fair value of the related securities and will incur a loss, if the fair value of the securities increases subsequent to year-end. At December 31, 2024, the Company had no open short positions.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2024, the Company had net capital, as defined, of $1,911,499, which exceeded the required minimum net capital of $250,000 by $1,661,499. Aggregate indebtedness at December 31, 2024, totaled $17,607. The Company's percentage of aggregate indebtedness to net capital was 0.92%.

9. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which provides brokerage and investment services as an introducing broker for U.S. institutional clients investing in Russia and the Commonwealth of Independent States. The Company has identified its Chief Executive Officer Michael Healy as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in the summary of significant accounting policies.

10. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2024, through the date of this report and determined that there are no material events that require disclosures or recognition in the Company's financial statement.